Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@eversheds-sutherland.us

June 24, 2024

Karen Rossotto, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Destiny Tech100 Inc.

Registration Statement on Form N-2

File Nos. 811-23802; 333-278734

Dear Ms. Rossotto:

On behalf of Destiny Tech100 Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on May 21, 2024, regarding the Company’s registration statement on Form N-2 (the “Registration Statement”), which was filed on April 16, 2024. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

LEGAL COMMENTS

General

1.	In a Bloomberg TV interview last month you noted the Company was created to provide investors “as close to beta exposure to the private markets as possible”. However, disclosures on your website generally state your intention:

…to invest in a portfolio of 100 of the top venture-backed private technology companies, providing…investors access to these private market leaders … companies must have been vetted by top U.S. institutional investors and meet key health metrics

… [and] generally have reached a level of maturity and stability expected of a late- stage venture backed company [emphasis added].

Existing prospectus disclosure similarly suggests an intention to actively select companies that meet narrower selection criteria. Please reconcile the apparent inconsistency and revise investor facing communications as necessary.

Response: The Company confirms that its investment strategy is to invest in a portfolio of the top venture-backed private technology companies that meet criteria set forth in the Company’s filings with the SEC. While Mr. Prasad’s statement differs from the language found in the Company’s public filings, the Company does not believe it is material or misleading. Due to the large number of technology companies that qualify as so-called “unicorn” private companies, providing investor access to a portfolio that seeks to invest in up to 100 of such private technology companies can be viewed as exposure to the private markets in general. The Company does not use the phrase “as close to beta exposure to the private markets as possible” in any of its marketing materials, nor does it include such statement on its website. Since the Company does not believe that the interview with Mr. Prasad was material or misleading, and since the Company is not conducting an offering of its securities, the Company does not believe that any statements or filings are necessary to address the inconsistency.

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Karen Rossotto, Senior Counsel June 24, 2024 Page 2

2.	Disclosure on the website indicates that for many pre-IPO stage companies, “there may be the potential to yield a 10-50% return.” Please provide us the basis for this statement and otherwise explain why such statement is appropriate and not misleading.

Response: The referenced language specifically states that for “many” pre-IPO companies “there may be the potential” for such a return, which is clearly not a guarantee of any specific return nor does it suggest that “all” pre-IPO companies will achieve such gains. The context where the referenced language appears within the website is distinguishing between “large cap” companies (valued at $10B+) and “medium cap” companies (valued at $750M-10B). The statement is based on the venture lifecycle where companies that are at the medium cap stage “may have the potential” for such growth. While the Company does not believe such statement is misleading to investors, it has removed such statement from its website.

Cover

3.	As the securities being registered will be offered “on a delayed or continuous basis”, please check the second box on the Cover indicating registration in reliance on Rule 415 under the Securities Act. If this box is not checked, please explain to us why not. In addition, please include the Undertakings required by Item 34.3 of Form N-2. In connection with the Plan of Distribution-related Undertaking, please tell us whether you anticipate offering, selling, or otherwise promoting the sale of securities of the Company generally other than through registered broker-dealers or persons employed by the Company. If so, please tell us your intentions and the types of disclosures that will be provided to investors in connection with such activity.

Response: The Amendment has been revised to check the box on the facing page indicating that shares may be offered on a delayed or continuous basis. The Amendment has also been revised to include the Undertakings set forth in Item 34.3 of Form N-2. The Company has no current intention to offer shares from the shelf registration statement except through registered broker-dealers or individuals employed by the Company or an affiliate.

4.	In the third paragraph on page i, the disclosure indicates the Company may sell common stock at a price below NAV “in connection with a rights offering to our existing stockholders.” Does the Company anticipate such an offering? Please confirm to us.

Response: The Company has no current plans to conduct a rights offering of its shares. However, since the shelf registration statement has a three-year term, the Company would like the flexibility to consider such an offering under appropriate market conditions. The Company believes it is customary to allow for a rights offering off a shelf registration statement.

5.	On page i, in the first line of the fourth paragraph, the disclosure states “Our common stock may be offered…through agents designated from time to time by us, or to or through underwriters or dealers.” Please explain to us who these “agents” are, what they do and how they are compensated. Please also explain to us the distinction between the agents and underwriters/dealers referenced in the disclosure. In addition, please let us know if the agents and/or underwriters have or will be provided information, access, scripts, or marketing materials by the Company and whether and to what extent the Company or the Adviser monitors their activities.

Karen Rossotto, Senior Counsel June 24, 2024 Page 3

Response: The Company advises the Staff that the referenced language is standard language included in shelf registration statements and is designed to provide the Company with flexibility to access the capital markets on a timely basis if attractive opportunities are available. The Company believes that the term “agent” could refer to different entities, such as a placement agent or a sales agent, which would be a registered broker-dealer. A placement agent would differ from an underwriter in that it would not engage in a firm commitment underwritten offering of securities, but instead would seek to raise capital through a best efforts offering of securities, including through an “at-the-market offering” (see the response to comment 8(a) below). In addition, securities could be issued through a subscription agent in a registered rights offering. As noted on page i of the Prospectus, “Each prospectus supplement relating to an offering will identify any agents or underwriters involved in the sale of our securities, and will disclose any applicable purchase price, fee, discount or commissions arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell our common stock through agents, underwriters or dealers without delivery of this prospectus and a prospectus supplement describing the method and terms of the offering of our common stock.” No such arrangements are in place or being negotiated. As the issuer of securities, the Company would of course be responsible for monitoring the activities of an agent or underwriter selling or facilitating the sale of its shares. However, as no arrangements are currently in place, the Company is unable to disclose the nature and extent of such monitoring activities.

6.	On page i, in the fifth (bolded) paragraph, the disclosure provides the Company’s last reported share price as of April 12, 2024. Please update this paragraph, and disclosure in general throughout the prospectus, to reflect events that have occurred since the registration statement was filed.

Response: The Amendment has included updated disclosure with respect to its share price and to reflect any material events since the initial filing of the Registration Statement.

7.	On page ii, please disclose within the bolded bullets, that, in addition to the Company’s shares having traded at a premium to net asset value, the Company’s shares have also exhibited high price volatility.

Response: The Company has revised its disclosure on the cover page, as requested.

About the Prospectus (page 4)

8.	The disclosure in the third sentence of this paragraph states

We may sell our common stock through underwriters or dealers, “at-the-market” to or through a market maker, into an existing trading market or otherwise directly to one or more purchasers or through agents or through a combination of methods of sale.

Regarding this disclosure, please address the following comments:

a.	Please explain to us what “at-the-market” means and how this price is determined.

Response: The Company advises the Staff that an “at-the-market” offering (“ATM”) is a follow-on registered offering of shares on a continuous basis through a registered broker-dealer engaged by the issuer. The shares sold in an ATM offering are sold pursuant to an equity distribution agreement (or sales agreement) whereby the broker-dealer(s) sell shares into the market in exchange for a commission paid by the issuer or an affiliate. The terms of any such sales, including the price (or range of prices) at which shares may be sold, will be dictated by a placement notice that the issuer provides to the broker-dealer in advance of any sales made pursuant to the ATM. To the extent the Company engages in an ATM offering, it will only issue placement notices requiring that shares be sold at a price, net of commissions, that is not below the current net asset value of the Company. ATM offerings are a very common method of raising incremental capital over time.

Karen Rossotto, Senior Counsel June 24, 2024 Page 4

b.	Please explain to us what the phrase “an existing trading market” refers to (i.e., what trading market (or markets) does the Company anticipate trading in?)

Response: The Company advises the Staff that “existing trading market” only refers to the NYSE; however, if the Company’s shares are sold through a different securities exchange, such market would be included as well. Since the shelf registration statement is valid for three years, the Company believes it is appropriate and not confusing to investors to retain the disclosure as is.

c.	Please explain to us what “directly to one or more purchasers” means. In doing so, please explain how these sales are made and who these purchasers are.

Response: The Company advises the Staff that the shelf registration statement would allow the Company to directly sell shares to one or more purchasers with or without the use of a registered broker-dealer. Such sales would be described more fully in a prospectus supplement. Purchasers could be institutions or individuals that are interested in purchasing a large block of shares, which would either be impossible or disruptive to the trading market if done through normal buy orders.

Prospectus Summary

Investment Strategy (page 6)

9.	The disclosure in the penultimate sentence of the second paragraph states “We will limit our investments in…Private Funds to no more than 15% of our net assets.” Please confirm that when determining the Company’s exposure to Private Funds with respect to this limitation, the Company will look through to any Private Fund investments held in any SPVs the Company is invested in. In addition, as many of the Company’s investments are in SPVs that invest substantially all of their assets in securities, please tell us what exemptions from the Investment Company Act such SPVs rely on and whether you consider them Private Funds for purposes of the 15% limitation.

Response: The Company confirms that, to the extent any SPV in which it invests holds shares of a Private Fund, the Company will include such investment in the 15% limitation included in the Prospectus. The Company notes, however, that it has no intention of investing in an SPV that holds shares of a Private Fund. The Company believes that the SPVs it invests in generally rely on the exclusions found in Section 3(c)(1) or 3(c)(7) under the 1940 Act, and the Company does not include them in the definition of “Private Funds” in the Prospectus. The Company is aware of the Staff’s position promulgated through comment letters limiting investments by registered funds in private equity funds and hedge funds to 15% of the issuer’s net assets, or in some cases, total assets.

10.	In the third paragraph, the disclosure references “forward contracts for future delivery of stock.” Please explain here what these transactions are and what they involve.

Response: The Company has revised its disclosure under “Investment Strategy” to provide an overview of forward contracts for future delivery of stock.

Investment Types (page 7)

Karen Rossotto, Senior Counsel June 24, 2024 Page 5

11.	To assist investors in understanding your portfolio, strategy, and risks, please disclose the approximate percentage of the portfolio purchased (1) directly from a portfolio company (2) indirectly through an employee or former employee and (3) indirectly through an institutional investor. Depending on your response, please consider the need for improved risk disclosure regarding your access to portfolio company information and/or risks related to transfer restrictions on employee and investor shares.

Response: The Company has included additional disclosure under the heading “Summary—Current Portfolio” to provide details regarding the portion of the portfolio acquired through an SPV managed by a third party and the portion of the portfolio invested in SPVs that own forward contracts. In addition, the Company has included additional disclosure under “Summary—Investment Types” regarding risks associated with the investments in SPVs. The Company has included disclosure regarding the portion of its portfolio comprised of investments in SPVs managed by third parties, but does not believe that separately disclosing the portion of its portfolio comprised of securities of an employee or former employee of a portfolio company or the portion purchased indirectly through an institutional investor is meaningful to investors in the Company.

12.	In the penultimate line of the second paragraph, the disclosure indicates that the Company will seek approval for direct purchases from stockholders of shares that may have limitations and restrictions that you describe in the paragraph. Please explain to us if the Company will always seek approval when purchasing shares in this way, or will the Company purchase shares without approval, including through forward agreements?

Response: The Company has revised its disclosure to make clear that the Company will seek approval from an underlying portfolio company if such approval is required by the agreement the Company has with the shareholder of such portfolio company. In addition, the Company has provided additional disclosure under this section regarding the risks associated with acquiring securities from shareholders of portfolio companies.

13.	In the third paragraph of this section, the disclosure states “Some of our investments may be held through [SPVs], which are private investment vehicles formed to invest in a particular portfolio company.” Disclosure elsewhere indicates that a substantial amount of your investments are made through SPVs that hold shares or forward agreements to purchase shares in a single company. Please reconcile this inconsistency.

Response: The Company is unable to locate any reference in the Prospectus to holding a “substantial” amount of its assets through SPVs. It notes, however, that the statement that “some” of its assets will be held in SPVs appears in three different locations in the Prospectus. Therefore, the Company does not believe there is an inconsistency and has not made any revisions in response to this comment.

14.	As a general matter, please disclose the overall structure and terms typically associated with the SPVs you typically invest in. This disclosure might include:

•	How SPVs are created and by whom;
•	How SPVs source their investments;
•	What material risks arise from such sourcing and how do SPV structurers attempt to manage that risk;
•	How the SPV’s securities are offered and to whom;

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•	Who manages the SPVs;
•	What fees and expenses are assessed initially and over the life of the SPV and what are typical fee and expense levels;
•	How do these fees and expenses impact the overall deal economics and valuation;
•	What agreements and obligations does the SPV typically have to SPV investors (e.g., obligations around custody, maintaining insurance, financial statements, audits, etc.).

Response: The Company respectfully advises the Staff that the SPVs that the Company invests in are vehicles organized by unaffiliated managers that are designed to provide the Company and other accredited investors access to securities of an individual private company through a private offering of securities exempt from registration pursuant to Regulation D under the Securities Act of 1933, as amended. Third party managers (who may be affiliates of venture capital firms or private fund managers) that form SPVs source investment opportunities through relationships they have with other market participants, which may include shareholders of private companies. Risks associated with SPVs are disclosed under the heading, “Risk Factors—General SPV Risks”. In investing in an SPV, the Company is one of many investors and is not privy to the identity of other investors, all of whom invest as part of a private offering conducted pursuant to Regulation D under the Securities Act of 1933, as amended. All members of the SPV have rights, which are documented in the limited liability company agreement of the SPV, subject to the terms of any side letters entered into between a member and the manager of the SPV. The Company may invest in a newly-formed SPV or, in certain circumstances, may acquire the interests of an existing investor in an SPV.

Members of SPVs generally pay fees to the SPV’s manager in order to cover operating and offering-related costs. As a result of its relationships with a number of sponsors of SPVs, the Adviser often is able to negotiate favorable fee terms in a side letter, which, in many cases, has eliminated fees that the Company would otherwise pay. To the extent the Company pays fees as a result of its investment through an SPV, such fees would be disclosed in the Fees and Expenses Table in the Registration Statement.

In addition to this general disclosure, please provide more detailed disclosures about each SPV you’ve invested in, including:

•	Any role the adviser or its affiliates played in creating, structuring, or managing the SPV or compensation or fees it or its affiliates received;
•	The name of the SPV, the date it was created, its investments, and how it sourced them;
•	A general discussion of the SPV terms, including fees and expenses and other agreements and obligations; and
•	The approximate ownership level the Company has of the SPV and how the Company sourced and acquired its interests.

Response:  The Company advises the Staff that the Adviser and its affiliates play no role in creating or managing any of the SPVs that the Company invests in, nor does the Adviser or an affiliate receive any compensation related to the Company’s investment in SPVs. The Company does not believe that disclosing the names of SPVs, the dates they were formed or how the investments made by the SPVs were sourced are material to an investor’s understanding of an investment in the Company’s shares. Further, the names of SPVs and how the underlying securities were sourced is information that would generally be required to be treated confidentially per the limited liability company agreement governing the SPV as such disclosure could compromise the ability of SPV managers to conduct their business. The Company notes that this level of disclosure would be inconsistent with how other funds are treated. For example, direct lenders are not required to disclose how they source their investment opportunities as such disclosure would provide substantial competitive harm to their business. Requiring the Company to disclose how a third party sourced an investment opportunity would essentially render the Company unable to invest in SPVs.

Karen Rossotto, Senior Counsel June 24, 2024 Page 7

The Company has included a new section in the Summary prior to “Investment Process” that provides general information about SPVs and other investment structures that the Company may utilize in order to achieve its investment objective. In terms of each individual SPV, however, the Company does not believe that such terms are material to investors and again would be restricted by confidentiality provisions contained in each limited liability company agreement governing each such SPV. As disclosed in other locations of the Prospectus, the Company did not pay any fees associated with its investments in SPVs during the year ended December 31, 2023. In addition, investors in SPVs generally have very few rights such as voting rights or other ability to influence management, since such vehicles are not actively-managed but instead are formed to acquire securities of a single issuer. The Company has reviewed the governing documents of the SPVs in which it has invested and confirms that it has no voting rights thereunder. In addition, the Company has not invested in any SPVs for control purposes. As a result, the ownership level the Company has in individual SPVs is immaterial to investors.

Investment Process (page 7)

15.	On page 9, in Current Portfolio, consider disclosing, as appropriate, that over 40% of the current portfolio is invested in aviation and aerospace businesses. Also consider risk disclosure indicating that as a result of the Company’s investments in early stage companies growing at an uneven pace, a few investments may be more prominent in the Company’s portfolio at a given time.

Response: The Company has included disclosure on page 29 of the “Risk Factors” section of the Prospectus under “Concentration of investments” related to the current holdings in aviation and aerospace companies.

16.	In Current Portfolio the disclosure states that forward contracts account for 3.2% of the Company’s current portfolio. Do you anticipate this amount increasing? If so, what percentage of the Company’s portfolio do you see forward contracts comprising in the future? Please explain to us.

Response: The Company cannot accurately estimate the portion of its assets that will be comprised of forward contracts at future dates. However, to the extent that a direct investment in a private technology company that meets the Company’s investment criteria is available on attractive terms, the Company would likely pursue a direct investment. As a result, it is expected that investments made through forward contracts will not comprise a significant portion of the portfolio under normal market conditions.

Summary Risk Factors (page 12)

17.	In the last bullet on page 12, the disclosure states “the Adviser anticipates that, from time to time, it and its affiliates may be named as defendants in civil proceedings which would consume time and resources and could jeopardize the successful closing of transactions." To the extent you are aware of actual proceedings in which the Adviser or its affiliates are named defendants the reference to "may be named" is incomplete and inappropriate. In addition to the disclosure currently provided, please revise to disclose any actual litigation involving the Adviser and its affiliates, including the nature of the allegations.

Karen Rossotto, Senior Counsel June 24, 2024 Page 8

Response: The Company confirms that the Adviser and its affiliates are not named as defendants in any civil proceedings that consume time and resources and jeopardize the closing of any investment transactions. As previously disclosed, the parent company Destiny XYZ Inc. and the Company’s Chief Executive Officer, Sohail Prasad, were named as defendants in a matter involving Destiny XYZ Inc., but the Company does not believe that such litigation will consume time and resources or jeopardize the ability of the Company to further pursue its investment activities. Further, neither the Company nor the Adviser were named in such complaint. Therefore, the Company has not revised its disclosure.

18.	On page 14, in Risk associated with the forward security transactions, please disclose specifically that these investments may not be recognized by their issuers and may ultimately have no value. Please also disclose in an appropriate place any current legal uncertainties concerning these investments and any implications these may have on the Company.

Response: The Company has revised its disclosure on page 14 to indicate that such investments may not be recognized by their issuers and may ultimately have no value. The Company notes that this disclosure is also found on page 36 under the sub-heading “Portfolio company may object” in the “Risk Factors” section of the Prospectus.

19.	On page 14, in the last bullet of Risk associated with the forward security transactions, the disclosure states that the Company may purchase insurance “[t]o mitigate some of the risks inherent in purchasing forward contracts.” Have you, or any of the SPVs the Company has invested in, actually purchased insurance on any positions? If so, disclose which ones in appropriate locations within the registration statement.

Response: The disclosure highlighted by the Staff references ways that the Company may mitigate its risk in connection with investments in forward contracts, which may include obtaining insurance policies. As of the date hereof, the Company does not have insurance policies related to its investments in forward contracts; however, it could seek to obtain such coverage in the future. The SPVs that the Company has invested in that hold forward contracts, however, are beneficiaries of insurance policies purchased by their managers. There is no guarantee that this will be the case with respect to SPVs that the Company invests in going forward.

Fees and Expenses (page 17)

20.	Please explain how the Management Fee noted in the Fee Table (2.44%) is less than the Management Fee stated in the advisory agreement (2.50%) when the net assets used in the calculation are less than the base amount used for this calculation.

Response: Pursuant to the Investment Advisory Agreement between the Company and Destiny Advisors, LLC (the “Adviser”), the management fees payable to the Adviser are calculated using average gross assets. Pursuant to the requirements of Item 3 of Form N-2, management fees are calculated as a percentage of net assets. Calculating the fee as a percentage of net assets rather than as a percentage of gross assets results in a fee lower than the 2.50% amount included in the Investment Advisory Agreement. The Company notes that it has included disclosure to this effect in footnote (1) to the Fees and Expenses Table.

21.	Please update the Management Fee in the Fee Table to 2.50% per the Investment Advisory Agreement. Please ensure any changes are incorporated into the expense example, as applicable.

Karen Rossotto, Senior Counsel June 24, 2024 Page 9

Response: The Company directs the Staff to its response to Comment #20.

22.	The Staff notes that total expenses of the Company, as noted in the Financial Highlights, at 12/31/23 were 5.89%. The Staff further notes that the management fee included in the financial highlights was lower due to the lower rate used to calculate the fee prior to its listing. Please reconcile amounts presented in the Fee Table to the Financial Highlights at 12/31/23. In addition, please revise the Fee Table and/or footnote 4 to the Fee Table to align the discussion in the fee table to the amounts presented.

Response: The Company believes that the numbers in the Fees and Expenses table accurately reflect the fees and expenses that an investor would indirectly bear in connection with an investment in the shares of the Company. Specifically, the Company believes that it is appropriate for the Fees and Expenses Table to include a management fee calculation consistent with the terms of the Investment Advisory Agreement following listing of the Company’s shares on the NYSE. Please see the Company’s response to comment No. 20 that explains the reason why the management fee as presented in the table is less than 2.50%. The Company advises the Staff that the value used for “Other Expenses” is consistent with the values included in the Financial Highlights table (2.62%) but also include the registration fees paid in connection with the shelf registration statement (which equal 0.27%). The Company has added disclosure to footnote 4 to reference the SEC registration fees.

23.	The Staff notes that when the warrants were written down in 2023, the write off increased the net assets of the Company. As of 12/31/23, the amount was included in the net assets of the Company. Please discuss in correspondence whether this amount is included in the management fee calculations after the Company’s listing on the NYSE, as the Management Fee earned has increased after the listing. Further, if the amount is factored into the Management Fee, please include a discussion of how the Adviser is due any fees based on net asset increase based on the expired liability.

Response: Under the Investment Advisory Agreement, following the listing of the Company’s shares of common stock on the NYSE, which occurred on March 26,2024, the Company pays the Adviser a management fee, payable quarterly, in an amount equal to an annualized rate of 2.50% of the Company’s average gross assets, at the end of the two most recently completed calendar quarters. For purposes of the Investment Advisory Agreement, the term “gross assets” includes assets purchased with borrowed amounts, if any.

As the write-off of the warrants liability resulted in an increase in net assets, the gross assets were not impacted by the write-off. There is, therefore, no impact to the management fee calculation as the gross assets were not impacted by the write-off.

24.	Footnote 3 – Acquired Fund Fees and Expenses. Please confirm that the discussion in the footnote is reflective of any expenses associated with the SPVs held by the Company.

Response: The Company confirms that Footnote 3 to the Fees and Expenses table is accurate. The Company did not pay fees in connection with any of its SPV investments during the year ended December 31, 2023. To the extent that there are upfront fees associated with an investment in an SPV, the capitalization of any such management fees results in a day one unrealized loss on the investment as it’s capitalized in the cost but not the fair value. While certain of the SPVs in which the Company has invested charge ongoing fees or a carry, the Company paid no such fees during the year ended December 31, 2023 and, therefore, believes that the values included in the Fees and Expenses Table are accurate.

The Company (page 18)

Karen Rossotto, Senior Counsel June 24, 2024 Page 10

25.	Please confirm in correspondence whether Principals of the Company and/or Adviser are Board Members of the Portfolio Companies held by the Company, if applicable.

Response: The Company advises the Staff that none of its executive officers or employees of the Adviser are board members of any of the current portfolio companies.

Risks Related to Investing in the Company (page 41)

26.	On page 42, in Exemptive Relief, the disclosure indicates that you intend to submit an exemptive application to the SEC to permit the Company to co-invest with other funds managed by the Adviser or its affiliates. Please inform us of the anticipated timing of that application.

Response: The Company has revised its disclosure to remove the referenced language. While the Company may submit an exemptive application to the SEC to permit it to co-invest with affiliates in the future, there is no current intention to do so

Certain U.S. Federal Income Tax Considerations

Taxation as a Regulated Investment Company (page 65)

27.	In the fourth bullet, the disclosure notes that to qualify as a RIC for U.S. federal income tax purposes, “no more than 25% of the value of [the Company’s] assets is invested in the securities…of one issuer.” In light of the current value of the Company's holdings in SpaceX, please explain to us how the Company intends to comply with this requirement at the end of the upcoming quarter and each subsequent quarter in which the Company's holdings in SpaceX exceeds 25% of the value of the Company's assets.

Response: The Company advises the Staff that Section 851(d)(1) of the Internal Revenue Code provides that if a RIC meets the Asset Test for a particular quarter and then falls out of compliance in a subsequent quarter as a result of fluctuations in values of the underlying assets, the RIC will still not fail the Asset Test for that subsequent quarter unless the noncompliance results, in whole or in part, from the acquisition of a security or other property by the RIC and exists immediately after that acquisition. When the Company acquired its interests in SpaceX, the positions, in the aggregate, comprised less than 25% of the Company’s assets at the quarter end. Since such time, the fair value of the SpaceX positions have appreciated in value, while other positions have decline in value. In order to maintain its RIC compliance, the Company has not acquired additional positions in SpaceX and will not do so while the aggregate position in SpaceX exceeds 25% of the Company’s total assets.

Plan of Distribution (page 72)

28.	The disclosure in the first line of the first paragraph states “We may offer, from time to time…our common stock in one or more underwritten public offerings, at-the-market offerings, negotiated transactions, block trades, best efforts or a combination of these methods.” Please explain in the disclosure what “negotiated transactions”, “block trades” and “best efforts” are with respect to the Company’s offerings.

Karen Rossotto, Senior Counsel June 24, 2024 Page 11

Response: The Company has revised its disclosure accordingly.

29.	The disclosure in the first line of the second paragraph states “The distribution of the [Company’s securities] may be effected…at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices…[emphasis added].” Please clarify in the disclosure what each of these prices are and how they are determined (in particular, what are prices “related to” prevailing market prices?). Also, please explain to us with whom, and the circumstances in which, the Company may negotiate the stock price.

Response: The Company advises the Staff that prices that are related to “prevailing market prices” refer to sales made in connection with an ATM or an underwritten offering of securities, where the sales price is related to but not necessarily equal to the closing market price. The Company notes that this is standard practice across operating companies and investment companies alike and the language highlighted by the Staff is routinely included in shelf registration statements. The reference to “negotiated prices” reflects the ability to sell shares directly to one or more purchasers or sell shares through a financial intermediary at prices that do not equal the closing price on the NYSE but are agreed to by the purchaser(s), the Company and the financial intermediary, if applicable. The terms of any such sales of shares would be reflected in a prospectus supplement filed with the SEC. The Company has revised its disclosure to include disclosure related to the above.

30.	As the Company’s NAV is determined quarterly, please explain to us how it will distribute its securities in compliance with Section 23 of the Investment Company Act and the rules thereunder. In addition, please confirm our expectation that you will disclose the NAV calculated to meet Section 23(b) requirements to investors in connection with the sale of your securities or explain why such disclosure isn’t necessary when sales are made at prices that may be substantially higher than NAV. Please ensure your response addresses Section 17(a) of the Securities Act and other applicable requirements if you take the position that disclosing NAV as of a recent date is unnecessary.

Response: Consistent with its disclosure in the Prospectus, the Company calculates its NAV on a quarterly basis and discloses such NAV in its semi-annual reports or, to the extent that no semi-annual report is required, disclosure on its website. For all quarters where one or more registration statement is effective, the Company also supplements its prospectus(es) to provide an updated NAV each quarter. For example, the Company filed a prospectus supplement on May 24, 2024 to disclose its NAV as of March 31, 2024 and posted such information to its website. Following the effectiveness of the Registration Statement, the Company confirms that it will determine its NAV in compliance with Section 23(b) of the 1940 Act in order to determine that it will not sell shares below NAV.

31.	Please update us as to any actions the Company has taken, or is considering taking, with respect to the holders of warrants issued as part of the Company’s private offering of SAFEs.

Response: As previously disclosed in correspondence to the Staff, as of the date hereof, neither it nor any of its affiliates has current plans to conduct an offering or other transaction that would impact former warrantholders. However, the Company reserves the right, subject to approval from its board of directors, to conduct a private or public offering of debt or equity securities to existing holders or to new investors in the future so long as any such offering is consistent with the federal securities laws. The Company further believes that previewing any future transaction or even the possibility of such a transaction in a response letter that will be made public is not appropriate as it may have the effect of conditioning the market for such securities.

Karen Rossotto, Senior Counsel June 24, 2024 Page 12

Description of Our Capital Stock (page 73)

32.	Please delete the phrase “to the MGCL and” in the penultimate line of the introductory paragraph to this section.

Response: The Company has revised its disclosure accordingly.

Signatures (page C-5)

33.	We note that Lee Daley has signed your registration statement as an Independent Director, however his name and biography were not included in your prior registration statement. Please tell us more about the process by which he became a director and how his appointment or election was implemented and meets applicable NYSE and Investment Company Act requirements. In addition, as the proxy statement you incorporated by reference does not contain current biographic or governance related information that includes Mr. Daley you should revise your registration statement to include required information directly.

Response: The Company notes that Mr. Daley’s appointment was disclosed in a prospectus supplement filed with the SEC on March 21, 2024. Mr. Daley was appointed to the Board and Audit Committee in accordance with the Company’s charter and bylaws by the then current members of the Board. The Board determined that Mr. Daley was qualified to serve as a director and as a member of the Audit Committee, and that Mr. Daley was independent for purposes of the 1940 Act and Exchange Act Rule 10A-3. On the date of listing, there were three members of the Audit Committee (Ms. Nelson, Mr. Daley and Mr. Mason), each of whom is independent. The Company has notified the NYSE that it may be out of compliance with Section 16(a) of the 1940 Act. NYSE Regulation advised the Company that it would not take any compliance action at the current time and will continue to monitor. In order to remedy the violation of Section 16(a) of the 1940 Act, the Company has prepared and will be filing a proxy statement related to a special meeting of shareholders seeking shareholder approval for the appointment of Lisa Nelson and Lee Daley and such proxy statement will be incorporated by reference into the Registration Statement as part of the next pre-effective amendment to the Registration Statement.

Financial Statements

General

34.	Please provide an update on the requested SAB 99 analysis related to the material weakness discussions held with the Staff for the periods ended 12/31/23 and 6/30/22.

Response: The Company supplementally provided the requested SAB 99 analysis on May 28, 2024. As noted in the analysis, the Company determined that it does not have a controlling interest in any of the SPVs in which it has invested nor is it an affiliate of any of the SPVs in which it has invested. Therefore, it has concluded that it is not appropriate to consolidate any of the SPVs into the Company’s financial statements. As a result, there were no errors in previously filed financial statements related thereto.

35.	The Company's website details the "Current Portfolio" but does not indicate the date of measurement of the Company's holdings. The data appears to be consistent with the 12/31/23 financial statements. Please confirm the date of these holdings and include a reference date in future publications of this data.

Karen Rossotto, Senior Counsel June 24, 2024 Page 13

Response: The Company has revised the presentation on its website to include a reference date for the holdings presented thereon.

36.	If the date of the website disclosure is 12/31/23, please discuss how the presentation is accurate, appropriate, and not misleading considering that the OpenAI investments were made subsequent to 12/31/23. Please include in the discussion whether the Company had a signed agreement for the purchase of OpenAI Shares at 12/31/23.

Response: The Company advises the Staff that at December 31, 2023, the Company held an interest in DXYZ OAI I LLC, an SPV formed solely for the purpose of investing in securities of OpenAI. As disclosed as a subsequent event in the audited financial statements contained in the Fund’s annual report to shareholders, on January 22, 2024, DXYZ OAI I LLC invested 100% of its capital in securities of OpenAI. The table on the Fund’s website presented the Fund’s portfolio as of December 31, 2023 but also took into account the fact that the investment in securities of OpenAI, through the investment in the aforementioned SPV, had taken place. As a result, the Company does not believe the presentation was misleading to investors.

Manager’s Commentary

37.	On page 2, in the first paragraph, the first sentence of the shareholder letter references the total return from the Financial Highlights, but states the amount is from the change in unrealized gain/loss or appreciation/depreciation on the Company's investments. If this amount was calculated based on the change in appreciation/depreciation of the investments, then the total return would have been approximately -8.43%. Please discuss in correspondence why this sentence cites the Company’s total return, while ignoring other components of the calculation, including the write down of the warrants and the net income loss incurred by the Company.

Response: The Company acknowledges the Staff’s comment but does not agree that the statement regarding the change in value of the Company’s investments for the one-year period ended December 31, 2023 was misleading to investors. The return included is consistent with the total return included in the Financial Highlights section of the annual report to shareholders and, while no disclosure related to the write down of the warrants or the fact that the Company incurred a net loss, there is no requirement to include the type of detail requested by the Staff in letters to shareholders. Immediately following the letter to shareholders is financial information about the Company that includes the items noted by the Staff. To the extent that the Company cites its return for the prior one-year period in a letter to shareholders in future semi-annual reports, it will be more precise regarding whether it represents the change in value of the portfolio or the total return.

Schedule of Investments

38.	The following investments are indicated as being held by the Company through SPVs: Plaid, Stripe, Relativity Space, Space X, Epic Games, Bolt Financial, Impossible Foods (Series H), and DXYZ OAI I LLC (Open AI). Per review of Form N-PORT at 12/31/23, the Company indicates 3 SPVs holdings, based on the identifier noted in the filing: Stripe "Fund FG RTA”, Space X "DXYZ SpaceX I LLC" and OpenAI "DXYZ OpenAI I LLC".

Please discuss in correspondence each investment individually addressing the following questions. Please note, based on your responses, the Staff may have further questions regarding these comments.

Karen Rossotto, Senior Counsel June 24, 2024 Page 14

a.	Please discuss whether the SPVs are controlled by the Company, specifically:

i.	whether the Company holds a majority interest in the SPVs;

ii.	how such subsidiaries are not considered investment companies, as defined by the Investment Company Act, when they appear to be investments;

iii.	the SPV arrangements for all entities, including how the entities are controlled; and

iv.	has the Company performed the quantitative calculations under Sections 3-09 and 4-08(g) of Regulation S-X to ensure the financial information is appropriately summarized in the financial statements, or the attachment of the audited financials of the SPVs.

Response: The Company advises the Staff that it does not control any of the SPVs in which it has invested. Pursuant to Section 2(a)(9) of the 1940 Act, “control” is defined as the “power to exercise a controlling influence over the management or policies of a company” and further notes that any entity that owns more than 25% of the voting securities of a company is presumed to have control over such company. The Company has reviewed the governing documents of the SPVs in which it has invested and confirms that it has no voting rights thereunder. In addition, it has no rights that allow it to exercise a controlling influence over the management or policies of such SPVs. The Company believes that the manager that forms the SPV controls such SPVs as SPVs typically do not provide voting rights or other ability for members to exercise influence over the manager. Since none of the SPVs are controlled by the Company, there is no basis to consolidate such SPVs into the Company’s financial statements, regardless of whether the SPVs are 3(c)(1) or 3(c)(7) funds. Finally, Rule 3-09 and 4-08(g) relate to majority-owned subsidiaries that are not consolidated by the issuer. The term “majority-owned subsidiary” of a person is defined under the 1940 Act as “a company 50 per centum or more of the outstanding voting securities of which are owned by such person”. Since the Company does not own voting securities in any of the SPVs in which it has invested, such SPVs are not “majority-owned” subsidiaries. Therefore, Rule 3-09 and 4-08(g) disclosures are not applicable.

b.	Please discuss the presentation of these investments under US GAAP. Please include specific references to Reg. S-X and relevant US GAAP to support this presentation. The discussion should include whether the SPVs are consolidated (as presented) or that SPVs should be presented as investments by the Company.

Response: Please see the response to Comment #39 below. As noted, none of the Company’s SPV investments have been consolidated within the presentation of the Company’s financial statements.

c.	For OpenAI, the vehicle appears to be a Company/SPV created to invest in OpenAI and that this investment, at 12/31/23, only holds cash. Per the Notes to the Financial Statements, this investment wasn't made until January of 2024. Please confirm in correspondence the nature of the investment at 12/31/23 (e.g. cash or equivalents).

Response: The Company advises the Staff that at December 31, 2023, the Company held an interest in DXYZ OAI I LLC, an SPV formed solely for the purpose of investing in securities of OpenAI. As disclosed as a subsequent event in the audited financial statements contained in the Fund’s annual report to shareholders, on January 22, 2024, DXYZ OAI I LLC invested 100% of its capital in securities of OpenAI. As of December 31, 2023, the investment in the SPV consisted of cash contributed by the Company.

Karen Rossotto, Senior Counsel June 24, 2024 Page 15

d.	Based on the conclusions reached for SPV consolidation, the Notes to Financials will require disclosure regarding the basis of consolidation and details regarding the consolidated entities.

Response: As noted, the SPVs were not consolidated. As a result, no changes are required to the notes to the financial statements for any prior period.

e.	Based on the conclusions reached, the financial statements should be indicated as Consolidated.

Response: As noted, the SPVs were not consolidated. As a result, no changes are required with respect to indicating that the financial statements for any prior period were consolidated.

f.	Based on the conclusions reached, the Report of Independent Registered Public Accountants should indicate that the various statements audited are consolidated.

Response: As noted, the SPVs were not consolidated. As a result, no changes are required with respect to the report of the Company’s independent audit firm.

39.	If any of the SPVs held by the Company are determined to be affiliates (and non- consolidated), please ensure that the required disclosures for investments are presented in accordance with Reg. S-X, Rules 12-14 and 6-07.1 in future shareholder reports.

Response: The Company refers the Staff to its response to Comment 38(a) above indicating that none of its SPV investments have been consolidated within the presentation of the Company’s financial statements. In addition, none of the SPVs meet the definition of an affiliate as defined in Section 2(a)(3) of the 1940 Act as the Company does not own voting securities of the SPVs in which it has invested, neither the Company nor an affiliate serves as an officer, director, partner, copartner or employee of any such SPVs nor does the Company or an affiliate serve as an investment adviser to an SPV. In addition, the Company does not exercise any controlling influence over the management or policies of the SPVs. As a result, the Company has not included disclosures in accordance with Reg. S-X, Rules 12-14 and 6-07.1. If an SPV is required to be consolidated pursuant to the guidance in Reg. S-X, the Company will include appropriate disclosures in future semi-annual reports filed with the SEC.

40.	Footnote (f) to the SOI indicates that Bolt Financial is held through an SPV. Further, Footnote (h) states that the investment is valued using NAV as a practical expedient. Please discuss in correspondence whether the value of Bolt or the SPV (i.e. net asset value) was utilized for this investment.

Response: The Company advises the Staff that the Company’s ownership interest in the net asset value of the SPV as of September 30, 2023, was used as the fair value for such investment.

41.	The Staff notes that the value of Boom Technologies was held at par at 6/30/23 and has appreciated in value, as reported at 12/31/23. Please discuss in correspondence whether or how any premium or discount related to the equity conversion feature has been considered in pricing Boom Technologies.

Karen Rossotto, Senior Counsel June 24, 2024 Page 16

Response: The Company advises the Staff that the fair value of Boom Technologies at December 31, 2023, as determined by the Adviser’s valuation committee, which acts as the valuation designee, was made pursuant to the valuation policies and procedures adopted by the Company’s board of directors and utilized by the Adviser’s valuation committee. Each quarter, as part of the valuation process, the Adviser’s valuation committee obtains valuation reports for all positions held by the Company from an independent third-party valuation firm. The third party valuation firm and the Adviser’s valuation committee consider a number of factors in determining the fair value each quarter, including implied valuations of the underlying portfolio companies determined in connection with financing rounds and financial statements and other financial information related to the portfolio company. The fact that the Company holds a convertible note that has a conversion feature to equity of Boom Technologies is a factor considered by both the third party valuation firm and the Adviser’s valuation committee. The Company, however, does not believe it is appropriate to publicly provide details related to the valuation of Boom Technologies at December 31, 2023, since the valuation is based on information not in the public realm and the position is less than 5% of the Company’s investment portfolio.

42.	Certain investments, such as Class Dojo, Public Holdings and Brex appear to have stale prices. Please discuss in correspondence how these investments have not had any price movement since the semi-annual report and earlier dates. Please include considerations of ASC 820 in your response to support the valuation presented in the Schedule of Investments.

Response: The Company advises the Staff that all of its investments are reviewed on a quarterly basis by the Valuation Committee. In addition, an independent third-party valuation firm provides proposed valuations on all of the Company’s investments each quarter, which may include prices that are unchanged from the previous quarter. Absent any relevant portfolio company news, secondary transactions, or other inputs to be considered each quarter, it is possible a price may go unchanged for an extended period of time. The Valuation Committee discusses these unchanged prices internally and with the third-party valuation firm each quarter to determine if there is a more appropriate valuation that should be considered.

43.	Per the footnotes to the SOI, the exposure to Plaid and Stripe appears to be derivative contracts held within a consolidated SPV. If GAAP supports this presentation (i.e. consolidated), please discuss why the Company has not presented the derivative contracts utilizing the disclosures required by both Reg. S-X and ASC 815. In addition, certain disclosures may be required under ASC 210 and related GAAP and have not been included.

Response: The Company advises the Staff that its SPV investments are not consolidated within its financial statements. As such, the derivatives requirements referred to by the Staff are not applicable. Please see the Company’s response to Comment #34.

44.	Restricted Securities: The Company may hold indirect investments, as opposed to holding the investments directly through control of various SPVs. Please include additional disclosure for this table, as many of the investments are not directly held and/or indirectly held derivative contracts. While these indirect instruments have restrictions as noted, there are additional barriers to the investments.

Response: The Company undertakes to include additional disclosures in future semi-annual reports filed with the SEC.

Statement of Assets and Liabilities

45.	Please discuss in correspondence whether the warrants have been written off subsequent to12/31/23. If not, please discuss why this loss has not been realized. Include in the discussion the tax impact of this unrealized amount in net assets including any benefit of not writing off the warrants. Further, please discuss whether there are any legal implications associated with the expired warrants.

Karen Rossotto, Senior Counsel June 24, 2024 Page 17

Response: The Company advises the Staff that the warrants were written off prior to December 31, 2023 and such write off was included in the audited financial statements included in the Company’s N-CSR filed with the SEC. The Company further advises the Staff that there was no tax impact associated with the write off of the warrants. As the warrants did not have any cost basis, there was no realized gain from such write off. The financial statements reflect the change in fair value of the warrants from $3,571,824 to $0 after the write off. The Company is not aware of any threatened legal action related to the terminated warrants.

46.	Please discuss in correspondence how the Company has accrued interest receivable greater than the amounts of interest reported in the Statement of Operations.

Response: The Company advises the Staff that the interest receivable included in the “Statement of Assets and Liabilities” reflects income receivable for both 2022 as well as 2023. Pursuant to the terms of the purchase agreement with the portfolio company, such payments were not required to be made during the relevant period and, as a result, the portfolio company is not in default.

Statement of Operations

47.	Please confirm in correspondence whether the unrealized appreciation recorded to the Company related to the write down of the warrants impacted the management fees earned by the Adviser.

Response: The Company respectfully refers the Staff to the response to Comment #23.

Statement of Cash Flows

48.	The statement of cash flows has a line item labeled "Paid to Shareholders" in the amount of $75,000. Please discuss in correspondence what this amount represents as the Company has not paid distributions during the fiscal year ended 12/31/23. Include in the discussion why this amount is not considered an affiliate transaction requiring further disclosure.

Response: The “Paid to Shareholders” line item represents a repayment to a shareholder who inadvertently funded his investment in SAFE Notes twice. This duplicate payment occurred as part of the Company’s private offering of SAFE Notes, which occurred prior to the Company’s registration as an investment company in May 2022. The shareholder who made the duplicate payment is not an affiliate of the Company.

Financial Highlights

49.	For the period ended 12/31/22, please discuss in correspondence how the Total Return was calculated, as the Staff notes that the beginning NAV shows a deficit by the Company. Further, in future shareholder reports please revise the footnote to this calculation to explain the components of the calculation. For example, please add attributes related to the losses from operation, and the impact of the SAFEs conversion and anti-dilution impact of the share issuance/stock split. These additional details allow investors to gain a better understanding of the return cited in the Financial Highlights.

Karen Rossotto, Senior Counsel June 24, 2024 Page 18

Response: The Company advises the Staff that the total return included in the Financial Highlights was calculated using the absolute value of the initial net asset value due to a negative net asset value as of January 1, 2022. The total return for the Company was calculated for shareholders that owned shares for the entire period and, therefore, did not represent returns of holders of SAFE notes that were converted to shares of common stock in May 2022. Please see Footnote 6 that includes such information. The Company further notes that realized gains/losses and unrealized appreciation/depreciation of its assets impact net asset value and is, therefore, included in the total return. With respect to the reverse stock split, that impacted Destiny XYZ Inc. only, which was the sole stockholder at the time of the split. Since it did not result in dilution to former SAFE holders, the Company does not believe it is material to highlight it in the total return calculations.

Notes to Financial Statements

50.	Footnote 2(a). The Staff notes the following statement in the NTF in relation to the forward contracts held by the Company: “Measures the Company takes to mitigate these risks, including powers of attorney, specific performance and damages provisions, any insurance policy, and legal enforcement steps, may prove ineffective, unenforceable, or economically impractical to enact.” Please discuss in correspondence what insurance policies exist to mitigate the risks cited. Please include an assessment of whether the policies should be considered assets of the Company and reasons supporting this assessment. Please include in this assessment the accounting treatment of these policies and how any expenses related to the policies flow through to the financial statements (i.e. adjustment to cost or expense).

Response: The disclosure highlighted by the Staff references ways that the Company may mitigate its risk in connection with investments in forward contracts, which may include obtaining insurance policies. As of the date hereof, the Company does not have insurance policies related to its investments in forward contracts; however, it could seek to obtain such coverage in the future. The SPVs that the Company has invested in that hold forward contracts, however, are beneficiaries of insurance policies purchased by their managers. There is no guarantee that this will be the case with respect to SPVs that the Company invests in going forward.

51.	Footnote 3 – Fair Value Measurements, page 17. The Company discloses the following: “The investments in an SPV that have yet to purchase the underlying securities are held at cost and are categorized as Level 3 in the fair value hierarchy.” Please discuss in correspondence how this statement conforms with US GAAP. Include in the discussion references to appropriate US GAAP related to valuation and rights and obligations of the Company.

Response: The Company notes that the SPVs it invests in are formed for the sole purposes of pooling capital in order to purchase securities of a single private issuer. The fair value of SPV investments where the SPV has not yet purchased the underlying security is estimated using the cost basis of the transaction, which is the value of the cash used to fund the investment. Since there is generally not a significant period of time between investing in an SPV and the SPV investing in the underlying security, the Company believes that this is the most appropriate measure of fair value.

52.	Footnote 3 – Fair value Measurements, page 17 / Footnote 5a, page 21. The following disclosure is noted for the management fees from the SPVs associated with the Company: "If an SPV charges management fees, those fees will adjust the cost of the SPV." Please discuss in correspondence how this treatment conforms with the Investment Company Act. Also, footnote 5(a), page 21, includes a reference to SPV management fees. Also, please confirm in correspondence whether these management fees were applied as cost adjustments to the SPV vehicles, as indicated on page 17.

Karen Rossotto, Senior Counsel June 24, 2024 Page 19

Response: As disclosed in Note 5(a) to the notes to the Fund’s audited financial statements for the year ended December 31, 2023, the Fund paid $0 in management fees in connection with its investments in SPVs. Therefore, no cost adjustments were made to the investments in SPVs. The Company evaluated and followed the guidance set forth in ASC 946-320-30-1 and ASC 820-10-35-9B in connection with the treatment of these fees. Please also see the Company’s response to comment No. 24.

53.	Footnote 5a - The management fee calculation uses the term "invested capital". In future financial statements please include a definition of this term. Further, please confirm in correspondence whether "invested capital" refers to the amounts invested (i.e. cost) or is adjusted for appreciation/depreciation of investments.

Response: The Fund undertakes to include a definition of invested capital in future financial statements. Invested capital refers to the amounts invested (i.e. cost).

54.	Footnote 6 -The Company states that there are no unfunded commitments as of 12/31/23. As the Company holds several SPV positions, please supplementally confirm that this statement covers commitments to the SPVs.

Response: The Company confirms that its statement that there were no unfunded commitments as of December 31, 2023 includes its investments in SPVs.

55.	Footnote 9 - Please discuss in correspondence whether any investments were impacted by the early adoption of ASU 2022-03.

Response: The Fund advises the Staff that the early adoption of ASU 2022-03 impacted one of its portfolio investments – specifically, its investment in Maplebear Inc.

Form N-PORT

56.	Certain investments included in the 12/31/23 Form N-PORT filing appear incorrect. Specifically, Plaid is reported as an equity investment, while the financial statements report this investment as a forward agreement. Further, OpenAI is presented as an investment, but the financial statements disclose that the investment was made after 12/31/23. Based on these observations and conclusions reached from comment #38, please file an amended Form N-PORT that presents all investments accurately and aligns with the schedule of investments contained in Form N-CSR or any restated financial statements and amended Form N-CSR.

Response: The Company respectfully advises the Staff that it does not believe that filing an amended N-PORT is warranted. With respect to its investment in Plaid, the Company notes that its investment is in the SPV that holds forward contracts of Plaid. In the Company’s annual report on Form N-CSR, the Staff is correct that the schedule of investments lists the Plaid investment in the category entitled “Agreement for Future Delivery of Common Shares,” however, the entry for Plaid also refers to footnote (d) which makes clear that the investment in the forward contracts is made through an SPV. The Company believes that the most appropriate way to characterize this investment using the drop-down menu options found in N-PORT is as an equity investment. With respect to OpenAI, the Company notes that while the cash held in the SPV was used to make the investment in interests in OpenAI after December 31, 2023, such transaction occurred in January 2024, prior to the time the N-PORT was filed. When the N-PORT was filed, there was no uncertainty as to whether the transaction would be funded. In both cases, the fair value and all other information regarding the investments is accurate. The Company believes that amending the N-PORT to solely reflect the fact that the OpenAI investment by the SPV had not yet closed as of December 31, 2023 (but had closed prior to the filing of the N-PORT) would not be meaningful to investors and would be costly, with such costs to be borne indirectly by shareholders.

Karen Rossotto, Senior Counsel June 24, 2024 Page 20

*     *      *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton
Owen J. Pinkerton

cc:	Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP

David Manion, Securities and Exchange Commission

Sohail Prasad, Destiny Tech100 Inc.